OTTO CONNECT, INC.

a North Carolina corporation

200,000 Common Shares

$250,000 Regulation Crowdfunding Offering

October 2020

A CROWDFUNDING INVESTMENT INVOLVES RISK. INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT OR ANY OTHER OFFERING MATERIALS PROVIDED TO INVESTORS.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OF COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

PROCEDURES

Securities to be offered to investors

The offering materials being accessed by you (the "Offering Materials") on the Company's profile page (located at https://localstake.com/businesses/otto-connect) (the "Company Offering Profile") relate to the offer and sale of common shares (collectively, the "Common Shares") in Otto Connect, Inc., a corporation organized in North Carolina (the "Company"). The Company is seeking to raise between a minimum of $15,000 (the "Minimum Offering Amount") and a maximum of $250,000 (the "Maximum Offering Amount") from potential investors (each, an "Investor" and collectively, the "Investors") through the offer and sale of the Common Shares. The Company is offering up to 200,000 Common Shares in the Offering, at a price of $1.25 per Common Share. Investors will become Shareholders of the Company and will have the rights and obligations set forth in the Shareholder Agreement, a copy of which is provided in the Offering Materials. For a detailed summary of the Offering and the Common Shares, see the Term Sheet included in the Offering Materials.

Closing procedures for the Offering

The Offering shall be available to potential Investors until the final closing of the sale and purchase of the Common Shares (the "Final Closing"), which will occur upon the earlier of (i) the date the Company has closed on the purchase and sale of Common Shares for the Minimum Offering Amount, (ii) October 31st, 2021 at 11:59 PM EST, or (iii) the Company terminates the Offering in its sole and absolute discretion (the "Termination Date"). The Common Shares are offered by the Company on a best efforts, minimum-maximum basis as specified herein. As such, the Offering is contingent upon the Company's receipt of the Minimum Offering Amount, prior to the Termination Date. All funds received from Investors will be held in an escrow account (the "Escrow Account") established with Kingdom Trust Company (the "Escrow Agent") until the Minimum Offering Amount has been satisfied. Once the Minimum Offering Amount has been received by the Escrow Agent in the Escrow Account, pursuant to the terms of the Escrow Agreement and provided that i) the Company has provided advance written notice to Investors of at least five (5) business days, ii) the Offering has been available on the Company Offering Profile for a minimum of twenty-one (21) days, iii) there has been no material change that would require an extension of the Offering and reconfirmation of the investment commitment, and iv) the Escrow Account continues to meet the Minimum Offering Amount at the end of the five business day period after Investors have been notified of the closing, the Escrow Agent will initiate the transfer of Investor funds (net of the placement fee to be paid to the placement agent, Localstake Marketplace LLC (the "Placement Agent"), on such amounts) from the Escrow Account to a deposit account maintained by the Company (the "Initial Closing"), which funds shall constitute net proceeds usable by the Company for the purposes outlined in the Offering Materials. After the Initial Closing, additional Investor funds will be held in the Escrow Account until, and at such time as, the Placement Agent chooses to, in its sole discretion, direct the Escrow Agent to release the additional Investor funds, (each a "Closing"), to be facilitated using the same procedures identified herein for the Initial Closing. The Company will continue to accept investment commitments up until the occurrence of the Final Closing. If the Minimum Offering Amount has not been received by the Company into the Escrow Account prior to the Termination Date of the Offering, no Common Shares will be sold in the Offering, and the Offering will not be consummated. All investment commitments will be cancelled and the Escrow Agent will initiate a return of any Investor funds deposited in the Escrow Account to such Investors within ten (10) business days. Investor funds will not earn interest while in escrow and no interest will be returned with Investor funds if the Offering is not consummated. Any Common Shares subscribed for by control persons of the Company or the Placement Agent (or their affiliates or related persons thereof) will not be counted in determining whether the Minimum Offering Amount has been satisfied.

The Company's acceptance of investments and cancellations

The Company reserves the right to accept, through execution of a countersignature on the Subscription

Documents, an Investor's subscription for Common Shares at any time prior to the Termination Date of the Offering and may reject the Subscription Documents based upon the Company's review thereof for any reason or for no reason. Should the Company receive investment commitments for greater than the Maximum Offering Amount, the Company will determine, in its sole discretion, which subscriptions to accept up to the Maximum Offering Amount. If the Investor has chosen to transfer their investment funds electronically, these funds will be transferred from their linked bank account as specified on the Company Offering Profile to a deposit account in the name of the Company, forty-eight (48) hours after the Company's acceptance thereof. If the Investor has chosen another form of funds transfer, the Investor will receive a notice containing instructions for transferring funds to the deposit account in the name of the Company. Investors may cancel their investment commitment in the Common Shares, using the methods made available on the Company Offering Profile, and have their investment funds returned (if applicable) for any reason up to forty-eight (48) hours after the Closing applicable to the Investor's investment. If an Investor has not canceled his, her or its investment commitment in the Common Shares prior to such deadline, the Investor's subscription for the Common Shares shall be irrevocable by the Investor, and will be documented through the receipt of an executed copy of the Common Shares, which will also be recorded and maintained on the books of the Company. The Company does not intend to employ the services of a transfer agent.

Securities laws being utilized and investor qualifications

This Offering is made in reliance upon an exemption from registration under the federal Securities Act of 1933, as amended (the "Securities Act") as set forth in Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). Regulation Crowdfunding sets forth certain statutory investment limitations for purchasers of securities offered pursuant thereto. The Common Shares will be offered and sold only to persons whose investment in the Common Shares, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, does not exceed: (i) the greater of $2,200 or 5 percent of the lesser of the investor's annual income or net worth if either the investor's annual income or net worth is less than $107,000; or (ii) 10 percent of the lesser of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000 ((i) and (ii) collectively referred to as the "Qualified Investors"). The minimum investment that will be accepted by the Company from a Qualified Investor is $500.

Use of proceeds in the Offering

The Company intends to use the net proceeds of this Offering for startup development, marketing and sales, as explained in further detail on the Funding tab of the Company Offering Profile.

Subscribing for an investment and transferring funds

Investors interested in subscribing for the Common Shares will be required to complete and return to the Company the Subscription Documents, as described herein. Payment of the investment amount is preferred via electronic ACH transfer, but may also be made by check or domestic wire in limited circumstances. Instructions for each method of payment will be provided upon investment via the Company Offering Profile.

Fees for placement agent services

As compensation for Localstake Marketplace LLC's services in connection with the Offering, Localstake Marketplace LLC shall be entitled to receive a placement fee paid by the Company (the "Placement Fee"). Below is a breakdown of the Gross Proceeds, estimated Placement Fee and Net Proceeds for the Offering.

For Minimum Offering Amount
- Gross Proceeds: $15,000
- Estimated Placement Fee: $5,000

- Net Proceeds: $10,000

For Maximum Offering Amount
- Gross Proceeds: $250,000
- Estimated Placement Fee: $12,500
- Net Proceeds: $237,500

(1) Estimated placement fee payable by the Company to Localstake Marketplace LLC. The Company will pay a Placement Fee of 5.0% on all Gross Proceeds received by the Company from the sale of the Common Shares in the Offering, subject to a minimum Placement Fee of $5,000. The resulting aggregate Placement Fee does not include a $1,000 Offering Preparation fee paid prior to the Offering.

Material changes to the Offering

Should a material change be made by the Company to the Offering Materials, including, but not limited to a change to the Termination Date or the Minimum Offering Amount, the Company will provide to all Investors who have made investment commitments notice of the material change. If the Investor does not reconfirm his or her investment commitment within five (5) business days of receipt of such notice, the Investor's investment commitment will be cancelled and the Investor will receive a notification verifying that the investment commitment was cancelled, the reason for the cancellation and the refund amount that the Investor should expect to receive. The Escrow Agent will initiate a return of the Investor's funds deposited in the Escrow Account to such Investor within ten (10) business days.

DISCLOSURES

An investment in the Common Shares is speculative and involves a high degree of risk

An investment in the Company should not be made by persons unable to bear the risk of loss of their entire investment or by persons who may have a need for liquidity from their investment. In making an investment decision, you must rely on your examination of the Company and the terms of the Offering, including the merits and the risks involved. Like all investments, an investment in the Company involves the risk of the loss of capital, and the Common Shares should not be purchased by anyone who cannot afford the loss of his, her or its entire investment. Investors must be prepared to bear the economic risk of an investment in the Company for an indefinite period of time and be able to withstand a total loss of their investment. Investors are encouraged to consult their own investment or tax advisors, accountants, legal counsel, or other advisors to determine whether an investment in the Common Shares is appropriate.

The Common Shares have not been registered under the Securities Act

The Common Shares offered by the Company have not been registered under the Securities Act, nor any applicable state securities laws, in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). The investment contemplated by the Common Shares has not been recommended, approved, or disapproved by the SEC, or any state securities commission, or other regulatory authority, nor have any of these authorities passed upon or endorsed the merits of this Offering or the accuracy, completeness, or adequacy of the Offering Materials. Any representation to the contrary is a criminal offense.

Investors will be subject to certain suitability requirements

The Common Shares will not be sold to an Investor until such Investor delivers an executed representation, as contained in the Qualified Investor Questionnaire and Subscription Agreement, that he, she or it is a Qualified Investor and meets certain standards. Persons who are not Qualified Investors are not permitted to invest. The fact that a person is a Qualified Investor represents the minimum suitability requirement for an Investor, and compliance with such standards does not necessarily indicate that this would be a suitable investment for such person.

There is no market for the Common Shares and no such market is expected to develop

The Common Shares are subject to restrictions on transferability and resale and may not be transferred or resold by any Investor in the Common Shares during the one-year period beginning when the Common Shares were issued, unless the Common Shares are transferred (i) to the Company; (ii) to an Accredited Investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The term "member of the family of the Investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. Investors may be required to bear the financial risks of the investment in the Company for an indefinite period of time. Persons who desire liquidity from this investment should not invest.

The Company will have the right to refuse any subscription in its sole discretion

The Company will have the right to refuse any subscription in its sole discretion and for any reason (or no reason), including the Company's belief that an Investor does not meet the applicable suitability requirements or that exemptions from the registration requirements of any applicable jurisdiction are not available with respect to the issuance of the Common Shares to any Investor under this Offering. The Company may make or cause to be made such further inquiry and obtain such additional information as it deems appropriate with regard to the suitability of Investors. The Company reserves the right to modify the suitability standards with respect to certain Investors in order to comply with any applicable state or local laws, rules, regulations or otherwise.

The information presented in the Offering Materials was prepared by the Company and contains "forward-looking" statements

The Offering Materials (together with any amendments or supplements and any other information that may be furnished by the Company) includes or may include certain forward-looking statements, estimates, and projections with respect to the Company's anticipated future performance. Examples of forward-looking statements include statements regarding the Company's future sales, purchase orders, financial results, operating results, acquisitions, business and monetization strategies, projected costs, revenues, products, competitive positions and plans and objectives of management for future operations. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "would," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. Such forward-looking statements, estimates, and projections are not guarantees of future performance and reflect various assumptions of the Company's management that may or may not prove correct and involve various risks and uncertainties over which the Company may have no influence or control. No independent party has verified or confirmed the reasonableness of the assumptions that form the basis of the forecasts. These and many other factors could affect the Company's future financial and operating results, and could cause actual results to differ materially from expectations based on forward-looking statements made in the Offering Materials or elsewhere by the Company (or on its behalf). The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with growing a startup business. There can be no assurance that the Company will generate any particular level of revenue or will be able to continue to operate profitably. The Placement Agent expressly disclaims any representation or warranty regarding involvement in or responsibility for any forward looking statements contained in the Offering Materials.

Only the Offering Materials may be relied upon in connection with this Offering

Only the information expressly set forth in the Offering Materials or contained in documents furnished by the Company upon request may be relied upon in connection with this Offering. No person has been authorized to give any information or to make any representations other than those contained in the Offering Materials and, if given or made, such information or representations must not be relied upon. Access to the Offering Materials at this time does not imply that information therein is correct as of any time subsequent to this date.

The Offering Materials do not purport to be all-inclusive

The Offering Materials provided to Investors do not purport to be all-inclusive or contain all of the information that you may desire in investigating the Company. You must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved in making an investment in the Common Shares. Prior to making an investment decision, you should consult your own counsel, accountants, and other advisors and carefully review and consider all of the Offering Materials provided and the other information that you acquire. You should not construe any statements made in the Offering Materials provided as investment, tax or legal advice.

The Company reserves the right to reject some or all of any prospective investment

The offer of the Common Shares by the Company is subject to prior sale and certain other conditions. The Company reserves the right, in the Company's sole discretion and for any reason, to withdraw, cancel, or modify the Offering and to accept or reject some or all of any prospective investment. The Company will have no liability to any Investor in the event that the Company takes any of these actions.

The terms, conditions and restrictions of the Common Shares are fully set forth in the Shareholder Agreement

The terms, conditions and restrictions of the Common Shares are fully set forth in the Shareholder Agreement, which you will be required to execute if you decide to invest, the form of which has been provided to you in the Offering Materials section for this Offering on the Company Offering Profile. You should not invest unless you have completely and thoroughly reviewed the provisions of the Shareholder Agreement. In the event that any of the terms, conditions, or other provisions of the Shareholder Agreement are inconsistent with or contrary to the information provided in the Offering Materials, that agreement will control. Any additional information or representations given or made by the Company in connection with the Offering, whether oral or written, are qualified in their entirety by the information set forth in the Offering Materials, including, but not limited to, the risks of investment.

No solicitation in any state or other jurisdiction in which such solicitation is not authorized

The Offering Materials do not constitute an offer to sell, or a solicitation of an offer to buy, any security in any state or other jurisdiction in which such an offer or solicitation is not authorized. Except as otherwise indicated, the offering materials speak as of the date the Offering was initiated. Neither access to the Offering Materials nor any sale of the Common Shares shall, under any circumstances, create an implication that there has been no change in the Company's affairs from the date the Offering was initiated.

Each investment is subject to the terms and conditions of the Investor Registration Agreement

Each Investor's subscription for and purchase of the Common Shares is governed by, and subject to, the terms and conditions of the Investor Registration Agreement entered into between the Placement Agent and such Investor, including, without limitation, the investment limits established by the Placement Agent for such Investor, the Placement Agent's rights to terminate the offering or any Investor's registration with the Placement Agent.

The Company will be available to you to answer questions and furnish additional information

The Company will make available to you, upon request, copies of material agreements and other documents relating to the Company and will afford you the opportunity to ask questions and receive answers from the Company concerning its business and financial condition. The Company will also provide you an opportunity to meet with representatives of the Company to obtain other additional information.

COMPANY RISKS

Limited operating history

The Company was founded in August 2020, is an early stage company with limited operating history upon which to evaluate its business and has generated limited revenues to date. The Company is not currently profitable. Although management of the Company currently anticipates that its business strategy will be successful, the Company may not be able to achieve the revenue growth in the coming years necessary to achieve profitability. The Company's prospects also must be considered in light of the risks and difficulties frequently encountered by early stage companies in today's business environment. The Company may not be successful in addressing these risks, and the business strategy may not be successful.

Unpredictability of future revenues; Potential fluctuation in operating results

Because the Company has limited operating history, the ability to forecast revenues is limited. The Company's future financial performance and operating results may vary significantly from projected amounts and fluctuate substantially from quarter to quarter due to a number of factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect results of operations and future valuation, include:

- demand for the Company's products and services;
- introduction or enhancement of products and services by the Company and its competitors;
- actual capital expenditures required to bring the Company's products and services to market;
- market acceptance of new products and services of the Company and its competitors;
- price reductions by the Company or its competitors or changes in how products and services are priced;
- the Company's ability to attract, train and retain qualified personnel;
- the amount and timing of operating costs and capital expenditures related to the development and expansion of the Company's business, operations and infrastructure;
- unexpected costs and delays relating to the expansion of operations;
- change in federal or state laws and regulations;
- timing and number of strategic relationships that are established;
- loss of key business partners; and
- fluctuations in general economic conditions.

The projections of the Company's future operating costs are based upon assumptions as to future events and conditions, which the Company believes to be reasonable, but which are inherently uncertain and unpredictable. The Company's assumptions may prove to be incomplete or incorrect, and unanticipated events and circumstances may occur. Due to these uncertainties and the other risks outlined herein, the actual results of the Company's future operations can be expected to be different from those projected, and such differences may have a material adverse effect on the Company's prospects, business or financial condition. Any projections that were prepared or provided by the Company were not prepared with a view toward public disclosure or complying with the published guidelines of the American Institute of Certified Public Accountants or the Securities Exchange Commission regarding projected financial information. Under no circumstances should such information be construed to represent or predict that the Company is likely to achieve any particular results.

Reliance on key management employees and future personnel

The success of the Company is dependent on the efforts of a limited number of key people. The Company has not made plans to purchase key person life insurance. The loss of key personnel could have a serious adverse effect on the Company's prospects, business, operating results, and financial condition. To fulfill its operating plans, the Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate additional highly-specialized personnel to fulfill various roles within the Company. Competition for such personnel is intense and there can be no assurance that the Company can attract, assimilate or retain sufficiently qualified personnel. The failure to attract and retain the necessary personnel could materially and adversely affect the Company's business, prospects, financial condition and results of operations.

No assurances of sufficient financing; Additional capital may be required

Although the Company believes the proceeds of this Offering, along with other planned financings, will provide adequate funding to develop and successfully support its business plans, there can be no assurances that such funds will be adequate. If the Company's cash requirements exceed current expectations, the Company may need to raise additional equity or debt capital, beyond what is being sought with current efforts. There can be no assurance that adequate additional financing on acceptable terms will be available when needed. The unavailability of sufficient financing when needed would have a material adverse effect on the Company and could require the Company to terminate its operations.

Competition from other businesses

The Company will compete in a competitive market with several similar applications including JerseyWatch, TeamSnap, SportsConnect, PlayerSpace and many others. The Company expects competition to increase in the future. If and when the Company expands the scope of its product and service offerings, it may compete with a greater number of companies across a wider range of products and services. Many of the Company's current competitors and potential new competitors may have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than the Company. These advantages may allow them to respond more quickly to new or emerging technologies, changes in laws or regulations, and changes in client and/or user requirements. There can be no assurance that the Company will be able to compete successfully in its chosen markets and competitive pressures may materially and adversely affect the Company's business, prospects, financial condition and results of operations. Any significant success of the Company's competitors can damage relationships with its customers and service providers, diminish the Company's market share, and present significant obstacles to the further development of the Company.

Existing and potential litigation

Although management is unaware of any threatened or pending litigation against the Company or management, there can be no assurance that future claims will not be asserted and that, even if without merit, the cost to defend against such claims would not be significant, thus having a material adverse effect on the Company's business, financial condition and results of operations. The Company has never filed any lawsuit against any other person or entity, or been the subject of a lawsuit.

Need to maintain existing, and develop new products and services

The success of the Company is dependent upon the Company's ability to maintain a certain level of quality in, and enhance existing products and services as well as to develop and introduce in a timely manner new products and services that incorporate technological advances, keep pace with evolving industry standards, and respond to changing customer requirements. If the Company is unable to develop and introduce new products and services or enhancements in a timely manner in response to changing market conditions or customer requirements, while maintaining a certain level of quality in its existing products and services, the Company's business, financial condition and results of operations would be materially adversely affected.

The Company is obligated to indemnify its management

Executive officers and managers of the Company owe certain duties to the Company they serve in connection with the use of its assets. Executive officers and managers are fiduciaries, and as such are under obligations of trust and confidence to the Company and owners to act in good faith and for the interest of the Company and its owners, with due care and diligence. Notwithstanding the foregoing, the Company is obligated to indemnify officers and managers of the Company for actions or omissions to act by such officers and managers of the Company on behalf of the Company that are authorized under the organizational documents of the Company. In addition, an officer may be entitled to advancement of expenses they may incur associated with or in defense of charges, claims or legal action arising from such person's position as an officer or manager of the Company, which could result in a decrease in the assets available for Investors in certain circumstances. The assets of the Company will be available to satisfy these indemnification obligations. Such obligations will survive dissolution of the Company. There are very limited circumstances under which the management of the Company can be held liable to the Company. Accordingly, it may be very difficult for the Company or any Investor to pursue any form of action against the management of the Company.

Limited ability to protect intellectual property rights

The Company's business model is dependent on proprietary technology. As such, licensing, developing and protecting the proprietary nature of this technology is crucial to the success of the Company. The Company will rely on intellectual property laws, all of which offer only limited protection. Competitors may infringe upon any patents or trademarks that the Company takes out on its proprietary technology. The Company does not currently hold any trademarks or patents. Failure to adequately protect its intellectual property from current competitors or new entrants to the market could have a material adverse effect on the Company's business, operating results, and financial condition. If the Company resorts to legal proceedings to enforce the Company's intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk.

Need to establish new and maintain existing customer relationships

The market for the Company's products and services is rapidly evolving. The Company is unable to predict whether its products and services will continue to satisfy new and existing customer demands or if they will be supplanted by new products and services. To date, the Company has developed limited customer relationships. The Company's efforts to market and sell its services could be significantly affected by competitive and technological developments. If this occurs and if the Company is unable to adapt quickly enough to the change, it may fail to develop additional customer relationships, and maintain those relationships, and its business, financial condition and results of operations could be materially adversely affected.

Employees or related third parties may engage in misconduct or other improper activities

The Company is exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include misappropriation of trade secrets or other intellectual property or proprietary information of the Company or other persons or entities and failing to disclose unauthorized activities. It is not always possible to deter or detect employee misconduct, and the precautions taken to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses. The misconduct of one or more of the Company's employees or key third party partners may have a material adverse effect on the Company's business, results of operations, prospects, and financial condition.

No audited financial statements

The Company has not yet sought to have its financial information audited by an independent certified public accountant and there is no assurance that it will do so in the future. All financial information provided in the Offering Materials has been prepared by the Company's management team and has not been reviewed or compiled by an independent accounting firm.

The Company may not obtain sufficient insurance coverage

The cost of insurance policies maintained by the Company to protect the Company's business and assets could increase in the future. In addition, some types of losses, such as losses resulting from natural disasters, generally are not insured because they are uninsurable or it is not economically practical to obtain insurance to cover them. Moreover, insurers recently have become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, this could have a material adverse effect on the Company's business, results of operations and financial condition.

Rights to participate in management

Shareholders will have limited to no right, power or authority to participate in the ordinary and routine management of Company affairs or to exercise any control over the decisions of the Company. The Bylaws provide management with the exclusive right to manage, control and operate the day-to-day affairs and business of the Company and to make all decisions relating thereto, and will have full, complete and exclusive discretion with respect to all such matters. Accordingly, no prospective investor should purchase any Common Shares unless such prospective investor is willing to entrust all aspects of management of the Company to the management team.

The Company's operating location may become insufficient

The Company's employees currently work remotely, however it is not guaranteed that this current work environment will continue to provide a fit for the Company's operations. Should the current operating location no longer fit the Company's needs, the Company may be forced to find a physical operating location and incur significant expenses. Should this need arise, the Company's operations and financial condition may be adversely affected.

Collection of sensitive customer data

Through the Company's website and applications, the Company collects personal information from its customers and users. While the Company takes steps to protect this data, there is a risk that the data could become compromised. Additionally, the Company may now or in the future be subject to various privacy regulations and laws in the jurisdictions in which it operates.

The Company relies on third parties to provide primary technology and merchant services

The Company currently relies on third parties to provide the backbone of its technology and merchant services. Any disruptions to these third-party services might cause system interruptions and delays and loss of critical data and could diminish the Company's reputation and brand name.

SECURITIES RISKS

No market; Lack of liquidity

There currently is no public or other trading market for the Common Shares being offered or any other securities of the Company and there can be no assurance that any market may ever exist for the Common Shares being offered or any other securities of the Company. If a public market does develop, factors such as competitors' announcements about performance, failure to meet securities analysts' expectations, changes in laws, government regulatory action, and market conditions for the industry in which the Company operates in general could harm the price of the Company's publicly traded securities. The Company has no obligation to register the Common Shares being offered or any other securities under the Securities Act or any state securities laws. Investors should be prepared to hold their Common Shares for an indefinite period.

Restrictions on transferability

The Common Shares offered by the Company have not been registered under the Securities Act, nor any applicable state securities laws, in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). As a result, the Common Shares are subject to restrictions on transferability and resale and may not be transferred or resold by any Investor in the Common Shares during the one-year period beginning when the Common Shares were issued, unless the Common Shares are transferred (i) to the Company; (ii) to an Accredited Investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The term "member of the family of the Investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. In addition, there is no market for the Common Shares being offered and the Company does not expect that any market will be developed in the foreseeable future.

Investors may not receive a return of their investment amounts and there is no guarantee of return

The only source of funds for the repayment of the Investors' investment amounts and a return on such investment amounts is the Company's operations. The return to Investors and the future value of the investment will depend on a number of factors which cannot be predicted at this time and which may be beyond the control of the Company. These include the general, local, and industry-related economic conditions. In the event that the Company does not generate sufficient revenues from operations, the Investors may not receive any return at all and may lose a substantial portion (or possibly all) of their investment amounts. Neither the Company nor the Placement Agent makes any representations or warranties with respect to any return on an investment in the Company. There can be no assurance that an Investor will receive any return on an investment in the Company or realize any profits on such Investor's investment in the Company.

Purchase price of the Common Shares may not reflect the value of the Common Shares

The offering price of the Common Shares has been established by the management of the Company and is not necessarily indicative of the value of the Common Shares or the Company's asset value, net worth, or other criteria of value. There can be no assurance that this price accurately reflects the current value of the Common Shares.

Potential for dilution

The issuance or sale of additional Common Shares or other equity securities of the Company in connection with acquisitions, additional rounds of equity financing or the issuance of incentive shares of the Company to employees or others will have a dilutive effect on existing Shareholders of the Company. As a result, the percentage ownership of a Shareholder and/or such Shareholder's economic interest in the Company may be reduced in the future. In addition, subsequent investors may demand and receive terms and rights more favorable than the terms of the Common Shares in this Offering.

Investor's ability to withdraw their capital contributions is limited

Shareholders may not withdraw their capital contributions, except upon dissolution of the Company or as otherwise provided in the Company's Bylaws or as required by North Carolina state law. Otherwise, Members will be entitled to receive a return of their capital contributions only through distributions in accordance with the Bylaws. The only sources of funds for the repayment of Shareholders' capital contributions is from revenue received from the operations of the Company or through the sale or acquisition of the Company. In the event that the Company does not generate sufficient cash flow, the Shareholders will not receive a return of their capital contributions.

No stock redemption or dividend

Shareholders may not withdraw their capital contributions, except upon dissolution of the Company or as otherwise provided in the Shareholder Agreement. Otherwise, Shareholders will be entitled to receive a return of their capital contributions only through distributions in accordance with the Shareholder Agreement. The only source of funds for the repayment of Shareholders' capital contributions is the Company's operations. In the event that Company does not generate sufficient cash flow from operations, the Shareholders will not receive a return of their capital contributions.

No distributions

The Company has never made any distributions to its Shareholders and does not anticipate making any distributions in the foreseeable future. The Company's current policy is to retain earnings, if any, to provide funds for the operation and expansion of the Company's business.

Additional corporate actions may have a negative impact on Investors

Approval of the Shareholders is not required in order for the Company to issue additional shares or enter into any other material transactions. In addition to the issuance of additional shares, if the Company were to repurchase securities and there were fewer shares of common stock outstanding, the Company may not have enough cash available for marketing expenses, growth, or operating expenses to reach its goals. If the Company does not have enough cash to operate and grow, it is anticipated that the market price of the Common Shares would decline. A sale of the Company or of the assets of the Company may result in an entire loss of your investment. The Company cannot predict the market value of the Company or of its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. The Company currently has negative net worth (liabilities exceed assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to Investors.

The terms of the Common Shares may be amended without the consent of the Investor

Any term of the Common Shares as defined in the Shareholders Agreement may be amended or waived with the written consent of the Company and Shareholders holding at least fifty percent (50%) of the total ownership owned by all Shareholders. Such an amendment would be effective to, and binding against all Investors in the Common Shares. As such, the Investor should be aware that it is possible for the Common Shares to be amended without their consent.

TAXES

No analysis has been done of potential state or local tax consequences

Investors should consider potential state and local tax consequences of an investment in the Common Shares and they are urged to consult their own tax advisor to determine the state and local income tax consequences of investing in the Common Shares. Depending upon applicable state and local laws, tax benefits that are available for federal income tax purposes may not be available to Investors for state and local income tax purposes. The Offering Materials make no attempt to summarize the state and local tax consequences to potential investors.

Backup withholding with respect to the Common Shares

Under certain circumstances, interest paid on Common Shares may be subject to "backup withholding" of federal income tax. Backup withholding does not apply to corporations and certain other exempt recipients which may be required to establish their exempt status. Backup withholding generally applies if, among other circumstances, a non-exempt holder fails to furnish his or her correct social security number or other taxpayer identification number. Special backup withholding rules may apply when payment is made through one or more financial institutions or by a custodian, nominee, broker or other agent of the shareholder. If applicable, Investors should contact their brokers to ensure that the appropriate procedures are followed which will prevent the imposition of backup withholding.

General tax considerations

Investors in the Common Shares are urged to consult their tax advisors concerning the federal, state, local and foreign income tax consequences of acquiring, owning, and disposing of, the Common Shares as well as the application of state, local and foreign income and other tax laws. Any federal tax discussion contained in these Offering Materials, including any attachments, was written in connection with the Offering of the Common Shares by the Company, and is not intended or written to be used, by anyone for the purpose of avoiding federal tax penalties that may be imposed by the federal government. Nothing in these Offering Materials shall be deemed tax or legal advice by the Company or its shareholders. The tax-related information herein summarizes certain material U.S. federal income tax aspects of the purchase and ownership of the Common Shares. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the regulations thereunder, published administrative rulings, and judicial decisions in effect on the date of the Offering Materials. No assurance can be given that future legislative or administrative changes or court decisions will not significantly modify the statements expressed in these Offering Materials. Any such changes may or may not be retroactive with respect to transactions completed prior to the effective dates of such changes. The tax-related information herein is a general discussion of U.S. federal income tax consequences of investing in Common Shares by individuals and does not purport to deal with all federal income tax consequences applicable thereto or the federal income tax consequences applicable to all categories of Investors, some of which may be subject to special rules (e.g., Investors who do not reside in or citizens of the U.S.). This discussion is not intended as a substitute for careful tax planning. Any federal tax discussion contained in these Offering Materials, including any attachments, was written in connection with the offering of Common Shares by the Company, and is not intended or written to be used, by anyone for the purpose of avoiding federal tax penalties that may be imposed by the federal government. Investors are urged to consult their own tax advisors, lawyers, or accountants with specific reference to their own tax situations.

General taxation of non-US investors

Generally, ordinary income received by an Investor who is a nonresident alien individual and who is not engaged in the conduct of a United States trade or business will be subject to the 30% federal withholding tax, unless such tax is reduced or eliminated pursuant to a treaty between the United States and the country where the Investor has his or her tax home. Gain realized on the sale, exchange, or redemption of Common Shares by a nonresident alien individual generally will not be subject to tax by the United States. If a nonresident alien individual is present in the United States for 183 days or more during the year, or if such an Investor is engaged in the conduct of a United States trade or business, then the Investor should consult his or her own tax advisor regarding the tax consequences of holding the Common Shares.

Net investment income tax

Certain U.S. Investors that are individuals, estates or trusts will be subject to a 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of their income and net gains from the disposition of the Common Shares. If you are a U.S. Investor that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the net investment income tax to your income.

Dividends

Distributions, if any, made to a stockholder with respect to the Common Shares generally will be included in the stockholder's income as ordinary dividend income to the extent of the Company's current or accumulated earnings and profits. A corporate stockholder may qualify for a dividends received deduction. Dividends paid to a non-corporate stockholder on or before will generally be taxed at a reduced maximum marginal tax rate. Distributions in excess of the Company's current and accumulated earnings and profits will be treated as a return of capital to the extent of the stockholder's basis in the Common Shares and thereafter as gain from a sale or exchange of the Common Shares. Such gain generally will be long-term capital gain if the stockholder's holding period in the Common Shares is more than one year at the time of the distribution. In addition to the foregoing, dividends paid to certain taxpayers who do not participate in the management of the Company and who have income in excess of applicable thresholds (e.g., $200,000 for single taxpayers and $250,000 for married taxpayers filing joint returns in 2019) generally will be subject to Medicare tax of 3.8% in addition to income taxes.

Gain or loss on disposition

A stockholder generally will recognize gain or loss upon the sale or exchange of the Common Shares equal to the difference between (1) the amount of cash and the fair market value of any property received upon the sale or exchange and (2) the stockholder's adjusted tax basis in the Common Shares . Such gain or loss generally will be long-term capital gain or loss if the stockholder's holding period in the Common Shares is more than one year at the time of the sale or exchange. Long-term capital gains of non-corporate taxpayers are generally taxed at a reduced maximum marginal tax rate. The deductibility of capital losses is subject to limitations.

Qualified Small Business Stock

Investors in the Company may be able to exclude certain gain upon the sale or exchange of the Common Shares subject to certain requirements contained within Section 1202 of the Code. Section 1202 of the Code allows taxpayers to exclude from income one hundred percent (100%) of the gain upon the sale or exchange of qualified small business stock acquired. Subject to satisfying certain individual requirements, investors in the Company may be eligible for the Section 1202 exclusion as the Company will undertake reasonable efforts to qualify as a Qualified Small Business under Section 1202. Specifically, the Company is an eligible C corporation, its assets are not expected to exceed $50 million before or immediately after the issuance of the Common Shares, and at least eighty percent (80%) of the Company's assets are expected to be used in the conduct of one or more qualified businesses as detailed in Section 1202(c)(3). To be eligible for the Section 1202 exclusion, the taxpayer (i) cannot be a corporate entity, (ii) must hold the stock for at least five years, and (iii) must obtain the stock in an original issuance from the Company. To qualify as an original issuance under Section 1202, the stock must be acquired from the Company for money, property other than stock or as compensation for services provided (other than underwriting). Notwithstanding the foregoing, gain may not be excluded from income if there have been any related or significant redemptions either before or after the stock issuance. Investors are encouraged to consult their tax or financial advisor if they desire to utilize the Section 1202 exclusion. The analysis regarding current compliance for Section 1202 is complex, and many elements of the test are outside of the Company's control. In any event, compliance with numerous other requirements during the time the investor holds the Common Shares (as noted above) is needed for the investor to qualify for the benefits of Section 1202. Neither the Company nor its directors or officers are making any representations or warranties regarding the Company's current and ongoing compliance with the requirements needed for investors to qualify for the benefits of Section 1202 and in no event shall the Company or any of its directors or officers be liable to any purchaser of Common Shares or any other party for any damages or claims related to such purchaser's inability to qualify for the benefits of Sections 1202, whether as a result of actions or omissions by the Company or such purchaser, or otherwise.

RELATED PARTIES

Officer and manager participation in the Offering

Any securities subscribed for by officers or managers of the Company (or their affiliates or related persons thereof) will be counted in determining the amount raised in the Offering. At the commencement of this Offering, it expected that the related parties of the officers or managers of the Company will participate in the Offering, with an estimated aggregate investment amount between $25,000 and $50,000.

CAPITALIZATION AND PREVIOUS SECURITIES OFFERINGS

Capitalization of the Company

The Company is authorized to issue 1,000,000 shares of common stock with no par value. The Common Shares are currently the only authorized class of shares in the Company. Common Shares carry one vote per share when eligible to vote. Situations requiring a vote of shareholders are covered in the Bylaws and Shareholders Agreement.

Shareholder	Common Shares	% Voting Power
The Otto Project, LLC*	600,000	60%
James R. Varner	20,400	2.04%
David B. Irons	4,000	0.4%

*James Varner, David Irons, and Aysegul Berenson are the three largest members of The Otto Project, LLC, with no member holding more than 13% voting control.

Indebtedness of the Company

The Company carries no active debt vehicles. $40,000 in convertible debt was raised from the founders in 2020 used for development of the web/cloud backend services. These notes have been converted to Common Shares and there is no outstanding balance.

Previous securities offerings of the Company

The Company has not previously raised outside capital.

DIRECTORS AND OFFICERS OF THE COMPANY

Principal/Director Name: Jim Varner

Dates of Service: August 2020-Present
  Title: President and CEO
  Responsibilities: Corporate decision making, management
Other Experience
  Employer: The Otto Project, LLC
  Dates of Service: January 2020-Present
  Employer's Principal Business: Developing ideas into software solutions
  Title: President and CEO
  Responsibilities: Corporate decision making, management
  Employer: Security First Corp.
  Dates of Service: January 2017 to June 2019
  Employer's Principal Business: Security software solutions
  Title: President and CEO

Responsibilities: Corporate decision making, management

Principal/Director Name: Aysegul Berenson

Dates of Service: August 2020-Present
    Title: CFO
    Responsibilities: Manage financial aspects of the company
Other Experience
    Employer: The Otto Project, LLC
    Dates of Service: January 2020-Present
    Employer's Principal Business: Developing ideas into software solutions
    Title: CFO
    Responsibilities: Manage financial aspects of the company
    Employer: Security First Corp.
    Dates of Service: April 2017-August 2020
    Employer's Principal Business: Security software solutions
    Title: CFO
    Responsibilities: Manage financial aspects of the company

Principal/Director Name: Dave Irons

Dates of Service: August 2020-Present
    Title: COO
    Responsibilities: Operations management
Other Experience
    Employer: The Otto Project, LLC
    Dates of Service: January 2020-Present
    Employer's Principal Business: Developing ideas into software solutions
    Title: COO
    Responsibilities: Operations management
    Employer: Security First Corp.
    Dates of Service: February 2017-November 2019
    Employer's Principal Business: Security software solutions
    Title: VP of QA and Operations
    Responsibilities: Quality assurance and operations management

Principal/Director Name: Trevor Brown

Dates of Service: August 2020-Present
    Title: CTO
    Responsibilities: Oversee software development
Other Experience
    Employer: The Otto Project, LLC
    Dates of Service: January 2020-Present
    Employer's Principal Business: Developing ideas into software solutions
    Title: CTO
    Responsibilities: Oversee software development
    Employer: Monarx
    Dates of Service: March 2020-Present
    Employer's Principal Business: Computer and network security

Title: Senior Software Engineer
Responsibilities: Software development
Employer: Security First Corp.
Dates of Service: March 2017-March 2020
Employer's Principal Business: Security software solutions
Title: CTO
Responsibilities: Oversee software development

ONGOING REPORTING

In addition to the Information Rights provided to investors under the Common Shares, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the Company's website at: https://www.ottoconnect.us/investor_reports

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
3. the Company has filed at least three annual reports pursuant to Regulation Crowdfunding;
4. the Company or another party repurchases all of the Common Shares issued in this Offering, including payment in full of the Common Shares; or
5. the Company liquidates or dissolves its business in accordance with state law.

ADDITIONAL INFORMATION

The Offering Materials for the Offering are available on the company offering profile at https://localstake.com/businesses/otto-connect. All communications or inquiries relating to these materials or to a possible investment in the Company should be made through Localstake or the Company at its principal office listed below.

Localstake Marketplace LLC
9465 Counselors Row, Suite 200
Indianapolis, IN 46240
Telephone: 317-805-4743
CRD# 162726
SEC# 8-69063
support@localstake.com
www.localstake.com

Otto Connect, Inc.
Attn: James R Varner
9107 Maria Luisa Pl
Raleigh, North Carolina, 27617
jim@theottoproject.com
(919)-271-2296